1271 Avenue of the Americas |New York, NY 10020

blankrome.com

Phone:	(212) 885-5000
Fax:	(917) 332-3057
Email:	brad.shiffman@blankrome.com

November 24, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Beverly Singleton

Kevin Woody

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	Novus Capital Corporation II

Registration Statement on Form S-4

Filed October 18, 2021

File No. 333-260307

Dear Ms. Singleton and Mr. Woody,

On behalf of our client, Novus Capital Corporation II, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-4 of the Company filed with the Commission on October 18, 2021 (collectively, the “Registration Statement”).

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Laikin, the Company’s Chief Executive Officer, dated November 10, 2021, from the staff of the Commission (the “Staff”) and other updated information. For your convenience, we are also providing copies of Amendment No. 1, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

November 24, 2021

Registration Statement on Form S-4, Filed October 18, 2021

General

1.	Please provide an opinion of counsel regarding the tax consequences of the transaction. Please refer to Staff Legal Bulletin 19.

Response: The Company respectfully advises the Staff that we do not believe that a tax opinion is required pursuant to Item 601(b)(8) of Regulation S-K, and as such, we believe that no tax opinion on the material U.S. federal income tax consequences of the transaction is required to be filed in connection with the Registration Statement. We refer to Staff Legal Bulletin No. 19 at Section III.A.1, which states that “Item 601(b)(8) of Regulation S-K requires opinions on tax matters for…other registered offerings where ‘the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing,’” and in Section III.A.2, which states “[e]xamples of transactions generally involving material tax consequences include…mergers or exchange transactions where the registrant represents that the transaction is tax-free (e.g., spin-offs, stock for stock mergers).” We respectfully submit to the Staff that the disclosure in the Registration Statement is not meant to and does not provide representations as to tax consequences of the transaction to any party and in fact, does not represent that the transaction will be a tax-free transaction. For example, the disclosure merely states that the parties intend that the Business Combination constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. In addition, the closing of the Business Combination is not conditioned on its so qualifying, nor is it conditioned on our receipt of a tax opinion that it so qualifies. The tax section included in the Registration Statement is simply meant to provide certain general disclosure related to the possible tax treatment which is all dependent on a variety of factors, including, but not limited, to the type of investor involved and the holdings of such investor. We have revised the disclosure in the Registration Statement to make clear that no actual representations are being provided. There is a lack of guidance from the Internal Revenue Service (“IRS”) as to the applicability of the “reorganization” provisions of the Code to transactions where a blank check company is a party. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take or sustain a position indicating the transaction qualifies as a tax-free reorganization, and page 144 states that “HOLDERS OF ENERGY VAULT COMMON STOCK SHOULD CONSULT, AND RELY SOLELY UPON, THEIR TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS.” Moreover, holders of Novus Common Stock who do not exercise their redemption rights will not be selling, exchanging, or otherwise transferring their Novus Common Stock in connection with the Business Combination. Since no representation as to the tax treatment of the transaction is being given, we respectfully believe that an opinion is not required to be provided pursuant to Item 601(b)(8) of Regulation S-K.

2.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company respectfully advises the Staff that the risks to public warrants are set forth under the captions “Risk Factors- Risks Related to Novus – We may amend the terms of the Novus Warrants in a manner that may be adverse to holders with the approval by the holders of at least a majority of the then outstanding Public Warrants” on page 83; “Risk Factors- Risks Related to Novus – Novus’s Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of Novus’s warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with Novus.” on pages 83-84; and “Risk Factors- Risks Related to Novus – The Combined Company may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Public Warrants worthless.” on page 84 of Amendment No. 1. A disclosure regarding steps for notifying warrant holders was added on page 229 under the caption “Description of Securities - Warrants”. An additional disclosure regarding common stock trading prices was added on page 84 under the caption “Risk Factors - Risks Related to Novus - The Combined Company may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Public Warrants worthless.” of Amendment No. 1.

November 24, 2021

3.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosures under the captions “Questions and Answers About the Business Combination - What interests do Novus’s current officers and directors have in the Business Combination?” on page 18; “Summary of the Proxy Statement/Prospectus - Interests of the Founders and Novus Directors and Officers in the Business Combination” on page 33; “Risk Factors - Risks Related to Novus - Novus’s executive officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other Stockholder Proposals described in this proxy statement/prospectus.” on page 82; “The Special Meeting of Novus’s Stockholders - Recommendation of Novus’s Board of Directors” on page 102; and “Proposal No. 1 – The Business Combination Proposal - Interests of Novus’s Directors and Officers in the Business Combination” on page 120 of Amendment No. 1.

4.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company respectfully notes the Staff’s comment and the requested disclosure has been added on pages 80-81 under the caption “Risk Factors – Risks Related to Novus - You may not have the same benefits as an investor in an underwritten public offering.” of Amendment No. 1.

5.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosures under the captions “Questions and Answers About the Business Combination - What equity stake will current Novus stockholders and Energy Vault’s stockholders have in the Combined Company after the Closing?” on pages 14-16; “Summary of the Proxy Statement/Prospectus – Other Agreements Related to the Business Combination Agreement – Ownership of the Combined Company After the Closing” on pages 33-35; and has added the disclosure on pages 86-88 under the caption “Risk Factors – Risks Related to Novus - The Novus Public Stockholders will experience dilution as a consequence of the issuance of Common Stock as consideration in the Business Combination and may experience dilution from several additional sources in connection with and after the Business Combination. Having a minority share position may reduce the influence that the Novus Public Stockholders have on the management of the Combined Company.” of Amendment No. 1.

6.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 2 of the Notice of Special Meeting of Stockholders and under the captions “Questions and Answers About the Business Combination – Do I have redemption rights?” on page 10; Information About Novus - Redemption Rights for Public Stockholders” on pages 195-196; “Description of Securities - Novus Common Stock Prior to the Business Combination” on page 224; “Description of Securities – Founder Shares” on page 225; and Novus Financial Statements – Note 1 – Description of Organization and Business Operations” on page F-59 of Amendment No. 1.

November 24, 2021

Cover Page

7.	Please revise your cover page to prominently disclose the number of common stock shares you anticipate issuing as part of the business combination. In addition, please quantify the value of the shares to be issued in the business combination.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on the cover page of Amendment No. 1.

8.	Please prominently disclose what the exchange ratio is and how it will be calculated under the terms of the business combination agreement.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on the cover page of Amendment No. 1.

Questions and Answers About the Business Combination, page 7

9.	Please add a question and answer that addresses both the positive and negative factors that the boards considered when determining to enter into the business combination agreement and its rationale for approving the transaction.

Response: The Company respectfully notes the Staff’s comment and has added the disclosure on pages 13-14 under the caption “Questions and Answers About The Business Combination - What factors did Novus’s Board of Directors consider in determining to enter into the Business Combination Agreement?” of Amendment No. 1 and on page 14 under the caption “Questions and Answers About The Business Combination - What factors did Energy Vault’s Board of Directors consider in determining to enter into the Business Combination Agreement” of Amendment No. 1.

10.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The requested disclosure with respect to the Founders has been added on pages 17-18 under the caption “Questions and Answers About the Business Combination - What interests do Novus’s current officers and directors have in the Business Combination?”. We respectfully submit that the disclosure set forth under the caption “Questions and Answers About the Business Combination - What interests do Novus’s current officers and directors have in the Business Combination?” provides the information requested with respect to Novus’s directors and officers.

11.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company respectfully notes the Staff’s comment and has added the disclosures under the captions “Questions and Answers About The Business Combination - What interests do Novus’s current officers and directors have in the Business Combination?” on pages 17-18; “Questions and Answers About The Business Combination – What interests do the Founders and their affiliates have at risk if the Business Combination is not completed?” on pages 18-19; “Risk Factors – Risks Related to Novus - Novus’s executive officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other Stockholder Proposals described in this proxy statement/prospectus.” on pages 82-83 of Amendment No. 1.

November 24, 2021

Q. What interests do the Novus current officers and directors have in the Business Combination?, page 15

12.	Please expand your disclosure regarding the indirect ownership interest in the target company held by your executives and directors. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response: The Company respectfully submit that disclosure regarding the approximate dollar value of the indirect interest of Novus’s executive officers and directors in the target company (through Helena SPV) based on a recent trading date (the Record Date) is set forth on pages 17-18 under the caption “Questions and Answers About the Business Combination-What interests do Novus’s current officers and directors have in the Business Combination?” of Amendment No. 1. The disclosure under such caption has been added to disclose the value of such interests based on the per share amount in the Trust Account ($10.00 per share).

Subscription Agreements, page 29

13.	We note that Energy Vault entered into a Software Agreement with Palantir. Please file the agreement as an exhibit to the registration statement.

Response: The Company respectfully notes the Staff’s comment and has filed the Software Agreement with Palantir as Exhibit 10.39 to Amendment No. 1.

Comparative Share Information, page 38

14.	Refer to the Novus historical column. Please expand the six months ended June 30, 2021 and year ended December 31, 2020 sections to disclose the two class earnings per share data for both your Class A common stock subject to possible redemption and the non- redeemable common stock as shown in your historical financial statements. This comment is also applicable to your unaudited pro forma statements of operations on pages 86 and 87 to disclose the historical earning per share data for Novus, as we note the loss per share data was not included.

Response: The Company respectfully advises the Staff that, in response to the Staff’s comment, the Company has revised the disclosure with respect to earnings per share data by expanding the disclosure for both classes of common stock in the historical financial statements and unaudited pro forma statements of operations for the nine months ended September 30, 2021 and the year ended December 31, 2020 in the Novus historical column on page 41 as well as pages 94-96.

15.	Refer to the column, Combined Pro Forma, assuming maximum redemptions. Please clarify for the year ended December 31, 2020, the weighted average shares outstanding is 128,531,938 shares as shown on page 87. In addition, in your bulleted paragraph discussion of Assuming Maximum Redemptions herein and in the Summary Pro Forma Financial Information on page 36 and the more detailed unaudited pro forma financial information on page 84, please disclose that 2,177,460 shares are assumed to have been forfeited by the Founders. Also, disclose how the 2,177,460 shares were determined, as we note the filing discloses various amounts of shares subject to forfeiture, however, it is unclear which shares aggregate to this total number.

Response: In response to the Staff’s comment, the Company has updated the weighted average shares outstanding as of December 31, 2020 to 128,550,782 in the Combined Pro Forma column and has reflected this consistently throughout Amendment No. 1. The Company has also updated the disclosure on page 42 for the nine months ended September 30, 2021 by disclosing that 2,175,555 shares will be forfeited by the Founders along with the reflection of this in the maximum redemption scenario in the Summary Pro Forma Financial Information on page 39 and the unaudited pro forma financial statements on pages 94-96. In addition, the Company added an explanation for how the 2,175,555 shares were determined on page 92.

November 24, 2021

16.	Please provide us with your computations of the historical book value per share for Energy Vault and Novus as of June 30, 2021, and clarify the description in subnote (2) regarding excluding preferred shares/shares outstanding. Also, disclose that the preferred shares pertain to Energy Vault, and clarify whether or not any outstanding preferred shares are assumed to have been converted into common shares in this calculation. Further, it appears the historical book value per share for both Energy Vault and Novus have been based on the weighted average shares of common stock, rather than the actual number of common shares outstanding at the balance sheet date. Please revise or advise.

Response: The Company respectfully submits that in response to the Staff’s comment, the following have been updated in Amendment No. 1:

1.	The computation with regard to the historical book value per share for Energy Vault and Novus as of September 30, 2021 is as follows:

For Energy Vault:

Description	Amount (in $)
Common stock	303
Additional paid-in-capital	660,666
Accumulated deficit	(56,216,893)
Accumulated other comprehensive income	(1,500,520)
Total stockholder’s deficit (1)	(57,056,444)

(1)	The total stockholder’s deficit is divided by actual shares of common stock outstanding as of September 30, 2021: $(57,056,444) / 3,038,093= $ (18.78)

For Novus:

Description	Amount (in $)
Common stock	719
Retained earnings (Accumulated deficit)	(15,350,765)
Total stockholder’s equity (deficit) (1)	(15,350,046)

(1)	The total stockholder’s equity is divided by total actual shares outstanding class A and class B common stock as of September 30, 2021: $ (15,350,046) / 35,937,500* = $ (0.43).

*: Outstanding shares of Class A and Class B common stock are 28,750,000 and 7,187,500 respectively.

2.	The Company has clarified the description of sub note (2) on page 41 of Amendment No. 1 by stating that the book value per share was computed based on total stockholder’s deficit divided by actual shares of common stock outstanding.

November 24, 2021

3.	The Company has also added a sub note (3) on page 41 of Amendment No. 1 to the Comparative Per Share information, stating that the pro forma weighted average outstanding shares of common stock assume outstanding preferred shares of Energy Vault have been converted to common stock.

4.	The Company has revised the basis from weighted average shares of common stock to the actual number of common shares outstanding at the balance sheet date in the historical book value per share for both Energy Vault and Novus.

17.	Refer to the columns of Energy Vault equivalent per share pro forma. Please remove disclosure of the 108,963,033 weighted average shares for the six months ended June 30, 2021 and the year ended December 31, 2020. Instead, that space should be left blank, with only the equivalent net loss per share amounts disclosed.

Response: The Company respectfully advises the Staff that it has updated the disclosure on page 41 of Amendment No. 1 by removing the weighted average shares, with only the equivalent net loss per share amounts disclosed in the Comparative Share Information for the nine months ended September 30, 2021 and for the year ended December 31, 2020.

Unaudited Pro Forma Condensed Combined Financial Information, page 82

18.	Refer to the second paragraph under Introduction on page 82. Please clarify that the IPO Unit offering consisted of one share of Novus Common Stock and one-third of one redeemable Novus Warrant. Your current disclosure provides the opposite of this Unit composition. Further, please clarify the disclosure on page F-77 of the June 30, 2021 interim financial statements of Novus to state that one-third, rather than one-half, of one redeemable warrant was issued. Please ensure consistency of all disclosures and amounts throughout the filing.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page 90 to include one share of Novus Common Stock and one-third of one redeemable Novus Warrant. Further, the Company acknowledges the Staff’s comment and has updated the disclosure to include one-third of one redeemable Novus Warrant throughout Amendment No. 1.

19.	Refer to the table on page 84 and the two redemption scenarios. With respect to the Founder/Sponsor Shares, along with subnote (4), please provide a reconciliation of the June 30, 2021 total Founder Shares of 7,187,500 Class B common stock with the 4,851,562 shares shown in the Assuming No Redemptions column, and as further reduced by the forfeiture of 2,177,460 of such shares, equating to the 2,674,102 shares shown in the Assuming Maximum Redemptions column. In this regard, also explain how the exclusion of 1,617,188 shares with transfer restrictions would impact the total Founder shares assuming the no and maximum redemption scenarios. Also please disclose the reasons why forfeiture of the 2,177,460 Founder Shares will occur upon the maximum redemption scenario. We note your disclosure in pro forma adjustment 3(N) on page 90.

Response: In response to the Staff’s comment, the Company has updated sub note (4) on page 92 to clarify the reconciliation and to explain the impact of the shares subject to transfer restrictions. The Company has further updated note 3(L) on page 99 to disclose how the forfeiture of 2,177,460 Founder Shares has been determined in the maximum redemption scenario.

20.	Expand subnote (3) to the table on page 84 to clarify that both 5,166,666 Private Warrants and 9,583,333 Public Warrants have been excluded.

Response: In response to the Staff’s comment, the Company has updated the disclosure in note 3 to the table on page 92 to clarify that the noted items have been excluded.

November 24, 2021

21.	Refer to page 89 and the third paragraph under Note 3. Please delete the first sentence as this was the former criteria under Article 11 of Regulation S-X, prior to being amended by SEC Release No. 33-10786. Also, refer to pro forma adjustment 3(J) explanation on page 90. Please tell us in detail and expand to describe how you arrived at the 18,890,169 shares of common stock to be issued to the Energy Vault stockholders, considering disclosure elsewhere that total is estimated to be 108,963,033 shares. To the extent you have netted the share equity of Energy Vault and Novus, please provide us with the gross computation.

Response: In response to the Staff’s comment, the Company has updated the disclosure in the Unaudited Pro Forma Condensed Combined Financial Statements on page 98 by deleting the first sentence. Further, the Company has also provided a detailed explanation under 3(H) on page 99, on how it has calculated the 21,090,169 shares of common stock to be issued to Energy Vault stockholders in the Unaudited Pro Forma Condensed Combined Financial Information for the nine months ended September 30, 2021.

22.	Refer to pro forma adjustment 3(CC) explanation on page 91. Please explain to us the meaning of this adjustment and the nature of the liability-classified warrant instruments, as we assume it pertains to a reduction of expenses to the historical financial statements of Energy Vault. Please note that pursuant to Rule 11-02(a)(11)(i) of Regulation S-X, expenses which will not recur in the income statement should be disclosed in the pro forma notes, rather than treated as reduction to the financial statements. Please advise or revise as necessary.

Response: In response to the Staff’s comment, the Company has revised the disclosure in adjustment 3(CC) on page 100 to explain this adjustment. The Company advises the Staff that costs allocated to the transaction, i.e., liability-classified warrants (that are subsequently measured at fair value through earnings) are expensed in the Pro Forma financial statements and all other transaction related costs undertaken by Energy Vault as part of the Agreement are treated as equity costs (and thus as a reduction of equity contributed) and the Company has added disclosure on page 100 to specify these.

23.	Refer to Note 4 on page 91. Please expand subnote (1) to the table to disclose the number of dilutive securities that have been excluded from the calculation as they are deemed anti-dilutive. In this regard, please disclose in a tabular format, the number of options, public and private warrants, restricted stock units, along with the 9,000,000 Earn Out Shares that are contingently issuable that have also been excluded from the loss per share calculation.

Response: In response to the Staff’s comment, the Company has updated the disclosure in the Unaudited Pro Forma Condensed Combined Financial Information for the nine months ended September 30, 2021 on page 100 by providing a table that discloses the number of options, public and private warrants, restricted stock units, along with the 9,000,000 Energy Vault Earn Out Shares and 1,617,188 Sponsor Earn Out Shares that are contingently issuable and excluded from the loss per share calculation.

~ ~ ~

November 24, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 885-5442 or my colleague, Peter Melampy at (212) 885-5372 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Brad L. Shiffman
Brad L. Shiffman